UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

February 11, 2020

We hereby inform as a Relevant Information Communication that today, GyM S.A. - a subsidiary of Grupo Graña y Montero - was notified by the Technical Department of the Commission for the Defense of Free Competition of INDECOPI with the resolution that initiates an administrative sanctioning procedure involving a total of 35 companies and 28 persons, for an alleged anti-competitive behavior in the public works industry.

The resolution mentioned above does not include the assignment of responsibilities or the result of the administrative sanctioning procedure, which will be determined at the end of the referred process. Likewise, it should be noted that the resolution does not involve any current employee of the company.

Notwithstanding the abovementioned, and within the framework of the commitments assumed by the group with the competent authorities within our deep transformation process; our subsidiary joined the clemency program before INDECOPI in December 2018 and has been actively and voluntarily collaborating in the investigations carried out by the entity for the development of this case.

We take this opportunity to reiterate our complete willingness to contribute with the State authorities, in compliance with our commitment to Truth, Transparency and Integrity.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: February 11, 2020

Annex

Graña y Montero: that name no longer represents us

●	The company apologized to the country for the wrong decisions and unlawful acts of executives who are no longer part of the Company.
●
As a further step in their deep transformation process, the company will no longer use the name Graña y Montero. This name does not represent the new company that is now beginning a process of transition to a new brand.

Lima, February 3, 2020.- Graña y Montero took another step in its process of deep transformation. The company apologized to all Peruvians for the damages caused, bad decisions or illegal acts of executives who are no longer in the organization and has decided to change its identity.

"We do not want to remain in silence, nor forget everything that happened (...). We are still here because we want to reinvindicate with the country. We are committed to Peru and we are collaborating with justice, with total transparency on whatever is needed, so that whatever has to be paid is paid. From now on, we are no longer Graña y Montero. That name no longer represents us", says the spot published today.

That name does not represent the new company that is now starting a transition process towards a new brand. This new company will remain anchored in the commitment to Truth, Transparency and Integrity, which was assumed more than three years ago by its new administration. The contribution to the clarification of the facts will remain intact.

"This is the result of the severe transformation process we started three years ago and which has matured today. We have made significant changes in the organization, sold important assets to meet our commitments and implemented new corporate governance policies to ensure that what happened will never happen again," said Augusto Baertl, Chairman of the Board of Directors of the company.

The process of changing the name began with the removal of the orange logotype and its letters and will continue with the approval of a new name by the company's corporate bodies.

The more than 17,000 employees of the company, its customers, business partners and suppliers are the main guarantee for the future. Thanks to their commitment and trust, we have solved great challenges and achieved more than US$900 million in new contracts awarded during 2019 and a backlog plus recurrent businesses of US$2,094 million - approximately 1.7 years of revenues for the company.